U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

     				   FORM 4
                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address    2. Issuer Name and Ticker  6. Relationship of Reporting
   of Reporting Person    or Trading Symbol          Person to Issuer  (Check
                                                     all applicable)

Dektar, Daniel C.	Harrington Financial   	     X Director    10% Owner
                        Group, Inc. (HFGI)
c/o Harrington 	                                       Officer 	   Other
    Financial Group
722 Promenade

Richmond IN 47374      3. IRS or Social Security  4. Statement for
                          Number of Reporting        Month/Year
                          Person (Voluntary)
						     October,  1996

                                                  5. If Amendment,
                                                     Date of Original
                                                     (Month/Year)

       Table 1 - Non-Derivative Securities Acquired, Disposed of, or
                 Beneficially Owned

1.Title of  2.Trans- 3.Trans- 4.Securities 5.Amount of   6.Owner-  7.Nature
  Security    action   action   Acquired(A)  Securities	   ship      of In-
  (Instr. 3)  Date     Code     or Disposed  Beneficially  Form:     direct
              (Month/ (Instr.8) of (D)       Owned at End  Direct    Bene-
              Day/             (Instr.3,4,5) of Month      (D) or    ficial
              Year)                          (Instr.3,4)   Indirect  Owner-
                      Code V  Amount (A)  Price            (I)	     ship
                                     or(D)                 (Instr.4) (Instr.4)



Common Stock,
$0.125 par value
per share      10/31/96  P   n/a  1,000   A  10.25  	   57,928     D



	Table II - Derivative Securitites Acquired, Disposed of, or
                   Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

FORM 4 (continued)




                            NOT APPLICABLE









Explanation of Responses:



	  	           /S/Daniel C. Dektar			11/7/96

	                      Signature of Reporting Person     Date